

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-26-02
1-14603

February 18, 2003

Daniel J. Gallagher
Senior Counsel-Corporate and Investment Affairs
The MONY Group
MONY Life Insurance Company
1740 Broadway
New York, NY 10019

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Re: The MONY Group Inc.
Incoming letter dated December 26, 2002

Dear Mr. Gallagher:

This is in response to your letters dated December 26, 2002 and January 7, 2003 concerning the shareholder proposal submitted to MONY by Amanda Kahn-Kirby. We also have received letters on the proponent's behalf dated December 30, 2002 and January 9, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Brooks
Of Counsel
Davis, Cowell & Bowe, LLP
521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, TN 37206



MONY Life Insurance Company
1740 Broadway
New York, NY 10019
www.mony.com
212 708 2232
212 708 2278 Fax
dgallag1@mony.com

Daniel J. Gallagher
Senior Counsel-Corporate and Investment Affairs

BY AIRBORNE EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

December 26, 2002

Re: The MONY Group Inc. - Shareholder Proposal

Ladies and Gentlemen:

On behalf of The MONY Group Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I have enclosed for filing the following documents:

1. six copies of the letter of Amanda Kahn-Kirby ("Proponent") dated November 27, 2002 (the "Proposal Letter") addressed to the Company, which includes a proposal (the "Proposal") and supporting statement (the "Supporting Statement") of Proponent for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Proxy Statement") and an attached letter dated November 26, 2002 from Robotti & Company;

2. six copies of a letter dated December 5, 2002 (the "Company Letter") sent by the Company to Proponent notifying Proponent, among other matters, of deficiencies in the Proposal Letter and the method by which Proponent could remedy the deficiencies;

4. six copies of a letter dated December 11, 2002 (the "Proponent's Response Letter") received from Proponent's representative, Mark Brooks, which included an attached letter dated December 10, 2002 from Pershing (Division of Donaldson, Lufkin & Jenrette Securities Corporation); and

5. six additional copies of this letter.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to Mr. Brooks and Proponent to notify Proponent of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Statement and related form of proxy (together, the "2003 Proxy Materials"). The Company intends to file its

definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials.

As discussed below, the Company intends to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials because (i) Proponent has failed to demonstrate her eligibility to submit a shareholder proposal as required by Rules 14a-8(b) and 14a-8(f) and (ii) the Proposal, if implemented, would require the Company to violate state law and because the Company would lack the power or authority to implement the Proposal.

The Proposal May Be Omitted Because Proponent has Failed to Demonstrate Her Eligibility to Submit a Shareholder Proposal as Required by Rules 14a-8(b) and 14a-8(f).

Rule 14a-8(b)(1) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to vote on the proposal at the shareholder meeting for at least one year by the date that the proponent submits the proposal. Rule 14a-(8)(b)(2) provides that a proponent who is not a record holder of the company's voting securities must prove his or her eligibility to make a proposal in one of two specified ways, including by delivering a written statement of the "record" holder of the subject securities verifying that, at the time he or she submitted the proposal, the proponent continuously held the securities for at least one year (the only method applicable in this case). If the proponent fails to comply with his or her obligation to provide the requisite proof of eligibility, the company may exclude the proposal, but only after the company has, within 14 days of receiving the proposal, notified the proponent of the deficiencies, as well as the required time frame for the proponent's corrective response, and the proponent has failed adequately to correct the deficiencies by means of a response postmarked or transmitted electronically no later than 14 days from the date the proponent received the company's notification. See Rule 14a-8(f)(1).

On December 2, 2002, the Company received the Proposal Letter. The Proposal Letter states that Proponent is a beneficial owner of 500 shares of the Company's common stock and included a letter from Robotti & Company, Inc. (the "Robotti Letter") advising that Amanda Kahn-Kirby held 500 shares of common stock of the Company in a joint account with a Kimberly Kahn.

On December 5, 2002, the Company sent to Proponent and her representative, Mark Brooks, by U.S. Express Mail, the Company Letter notifying Proponent of certain proof of ownership deficiencies in her submission. The Company Letter also advised Proponent that proof of ownership by a beneficial owner who does not file certain stock ownership information with the Commission must be verified under Rule 14a-8(b)(2) by "submitting to the Company a written statement of the "record" holder of the securities (usually a broker or a bank) verifying that, at the time you submitted your shareholder proposal, you continuously held the securities for at least one year...." The Company Letter advised Proponent that neither Ms. Kahn-Kirby nor Robotti & Company, Inc.

appear in the Company's records as a holder of the Company's common stock. The Company Letter also stated that Proponent was required to furnish the required proof of ownership no later than 14 days from the date of her receipt of the Company Letter. The Company has received confirmation from the U.S. Post Office that the Company Letter was received by Mr. Brooks and Ms. Kahn-Kirby on December 6, 2002 and December 9, 2002, respectively.

On December 11, 2002, the Company received Proponent's Response Letter, which included an attached letter from Pershing, Division of Donaldson, Lufkin & Jenrette, dated December 10, 2002 (the "Pershing Letter") purporting to provide the requisite proof of ownership by Proponent. The Pershing Letter states, in pertinent part, that "[t]his letter certifies that Amanda H. Kahn & Kimberly R. Kahn have been beneficial owners of at least 500 shares of MONY Group, Inc....held at Donaldson, Lufkin & Jenrette Securities Corporation.... as of the settlement date of January 31, 2001."

Proponent has clearly failed to verify her eligibility to submit a shareholder proposal as required by Rule 14a-8(b). The Robotti Letter does not constitute a written statement of the "record" holder verifying (as required by Rule 14a-8(b)(2)) that, at the time Proponent submitted the Proposal, she continuously held the securities for at least one year because Robotti & Company, Inc. did not appear on the Company's records as a registered holder of the Company's common stock as of the date of the Proposal. The subsequent Pershing Letter also failed to comply with this verification of ownership requirement. The Pershing Letter states that "Amanda H. Kahn & Kimberly R. Kahn have been beneficial owners of 500 shares of MONY Group, Inc. stock....***as of the settlement date of January 31, 2002***" (emphasis added). This statement fails to verify (as required) that, at the time of the Proposal (*i.e.*, November 27, 2002), Proponent had continuously held the subject securities for at least one year. The Company can only determine from the Pershing Letter that the two persons identified in that letter as beneficial holders held the shares ***as of January 31, 2002***, a date nearly 10 months prior to the date of the Proposal. Furthermore, it is impossible to determine based on the Pershing Letter whether Proponent individually, as opposed to jointly with Kimberly R. Kahn, is the beneficial owner of the minimum amount of securities (i.e., $2,000 in market value, or 1% of the Company's common stock) required to be held by a proponent under Rule 14a-8(b)(1).

The Staff has on numerous occasions granted no-action relief under Rule 14a-8(f) based on a proponent's failure to provide adequate proof of eligibility under Rule 14a-8(b). See, *e.g.*, Motorola, Inc. (available September 28, 2001); Target Corporation (available March 12, 2001); and Johnson & Johnson (available January 11, 2001). The Staff has also consistently granted no-action relief to companies in cases where deficiencies were not remedied within the 14 calendar day response period called for by Rule 14a-8(f). See, *e.g.*, USEC Inc. (available July 19, 2002): EMC Corporation (available March 14, 2002); Eastman Kodak Company (available February 5, 2001); and Bank of America (available February 12, 2001). Although the Staff in certain instances extended a proponent's correction period beyond the applicable 14 day period, the Staff has done so upon finding deficiencies in the company's deficiency notice. See, *e.g.*,

Sysco Corporation (available August 10, 2001) and General Motors Corporation (available April 3, 2001). An extension of Proponent's 14-day response period is not warranted in the present case because the Company's deficiency letter fully complied with the requirements of Rule 14a-8(f)(1). Furthermore, it should be noted that the Pershing Letter was delivered to the Company by Proponent's representative, Mr. Brooks. Mr. Brooks, an attorney, had ample time to review the Pershing Letter and arrange for delivery to the Company of a corrected letter from the record holder of the securities within Proponent's 14-day response period.

Proponent has failed to submit proper verification of her eligibility as required by Rule 14a-8(b) and Proponent's 14-day response period provided by Rule 14a-8(f)(1) has expired. Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety pursuant to Rule 14a-8(f) as a result of Proponent's failure to comply with Rule 14a-8(b).

The Proposal May Be Omitted Under Rules 14a-8(i)(2) and 14a-8(i)(6) Because the Proposal, if Implemented, Would Require the Company to Violate State Law and Because the Company Would Lack the Power or Authority to Implement the Proposal.

The Proposal ignores — and would, in some circumstances, ***require*** the Company to violate — existing contractual obligations. As disclosed in the Company's annual proxy statements and Annual Reports on Form 10-K, several senior officers of the company have entered into Change-in-Control Agreements with the Company or its subsidiaries. See, *e.g.*, the Company's definitive proxy statement for its April 1, 2002 annual shareholders meeting filed with the Commission on Schedule 14A on March 29, 2002 (the "2002 Proxy Statement"), at pages 13 *et seq.*; see also the specimen Change-in-Control Agreement filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 as filed with the Commission. These Change-in-Control Agreements provide for, among other things, immediate vesting of the pertinent executives' otherwise unvested restricted stock awards (the normal vesting of which is tied to the achievement of objective, pre-defined performance goals) and vesting and payment of annual and long-term incentive awards for outstanding cycles (the entitlement to which, too, is normally tied to the achievement of objective, pre-defined performance goals) in the event of a Change-in-Control (as defined therein) followed by a termination of the executives' employment by the Company other than for Cause (as defined therein) or by the executives for Good Reason (as defined therein).

The provisions in these awards and in the Change-in-Control Agreements for early vesting — without regard to the achievement of performance conditions in the event of a change in control — are permitted, without jeopardizing the overall tax-deductibility of compensation otherwise paid under the related benefit plans, under 26 C.F.R. § 1.162-27(e)(2)(v) ("Compensation does not fail to be qualified performance-based compensation merely because the plan allows the compensation to be payable upon death, disability, or change of ownership or control, ***although compensation actually paid on account of those events prior to the attainment of the performance goal would***

not satisfy the requirements of this paragraph (e)(2)" and thus would not be deductible as performance-based compensation under IRC § 162(m) (emphasis added)).

Nevertheless, the Proposal, if adopted, would prohibit the Company from paying these contractually obligated amounts in the event of a Change-in-Control. The Proposal unconditionally provides that "No officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." Thus, the Proposal would unequivocally require the Company to breach existing contractual obligations in the case of a Change-in-Control followed by a termination of the executives' employment under the circumstances described above, which would otherwise result in payments "in excess of the limits established the U.S. Internal Revenue Code for deductibility of employee remuneration . . . ."

It should be noted that each of the three plans under which the Company may make payments that would not qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code in the event of a Change-in-Control was attached in full text to the Company's proxy statement and approved by the requisite vote of the Company's shareholders. See the Company's 2002 Annual Incentive Plan for Senior Executive Officers attached as Exhibit A to the 2002 Proxy Statement, Section 6(g) at page A-4; the Company's 2002 Long-Term Performance Plan for Senior Executive Officers attached as Exhibit B to the 2002 Proxy Statement, Section 5(d) at page B-3; and the Company's Restricted Stock Ownership Plan attached as Exhibit B to the Company's definitive proxy statement for its May 16, 2001 annual shareholders meeting filed with the Commission on Schedule 14A on April 2, 2001, Section 6.1, at page B-4.

The Proposal should be excluded under Rule 14a-8(i)(2) because, if implemented, it would require the Company to violate state law in the circumstances described above by breaching existing contractual obligations. Under Rule 14a-8(i)(2), a company may omit a proposal that would, if implemented, cause it "to violate any federal, state or foreign law to which it is subject." Of course, it is axiomatic under the common law of contracts in effect in every state (including New York, whose law explicitly governs the Company's Change-in-Control Agreements) that a unilateral failure to perform a contractual obligation constitutes a breach.

The Staff has long recognized that companies may exclude shareholder proposals that would require them to breach existing agreements or contractual obligations. See, *e.g.,* Liz Claiborne, Inc. (available March 18, 2002) ("There appears to be some basis for your view that Liz Claiborne may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Liz Claiborne to breach its existing severance agreements"); The Goldfield Corporation (available March 28, 2001) (concurring that proposal could be omitted "because it may cause Goldfield to breach its existing severance agreements"); NetCurrents, Inc. (available June 1, 2001) (allowing exclusion of proposal seeking to create an independent compensation committee which would replace all existing executive compensation); International Business Machines Corporation (available

February 27, 2000) (allowing exclusion of proposal requesting the termination and renegotiation of an executive retirement package); International Business Machines Corporation. (available December 15, 1995) (allowing exclusion of proposal seeking to reduce the compensation of three executive officers); and Citizen's First Bancorp, Inc. (available March 24, 1992) (allowing exclusion of proposal to terminate two executives' severance agreements).

In addition, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it. Under New York law (which expressly governs the Company's Change-in-Control Agreements), as in other jurisdictions, a party does not have the power unilaterally to amend or alter the terms of an existing contract. See, *e.g.*, Harris Trust & Savings Bank v. John Hancock Mut. Life Ins. Co., 970 F.2d 1138, 1145 (2d Cir. 1992), *aff'd* 510 U.S. 86, 114 S. Ct. 517 (1993). Therefore, the Company does not have the power or authority to implement the Proposal under circumstances in which it is contractually obligated to pay amounts "in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (the very payments that the Proposal would prohibit).

The Staff has permitted the exclusion of proposals that seek to have companies take actions that they lack the contractual authority to take. See, *e.g.*, Putnam High Income Convertible and Bond Fund (available April 6, 2001)(allowing a company to omit a proposal that unilaterally required the reduction of contractual advisor fees). See also Sensar Corp. (available May 14, 2001)(allowing omission of proposal that could cause the company to breach its existing contractual obligations); Whitman Corp. (available February 15, 2000)(allowing omission of proposal that would have unilaterally rescinded an existing agreement with another company); BankAmerica Corp. (available February 24, 1999) (allowing omission of proposal seeking to rescind and reduce a company's employment benefits); and Galaxy Foods Company (available October 12, 1999)(allowing omission of proposal not to extend executive's promissory note, thus breaching his employment agreement).

As discussed above, the Proposal, if implemented, would require the Company to violate state law. In addition, the Company would lack the power or authority to implement the Proposal. Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6).

Conclusion

For the foregoing reasons, it is the Company's view that the Proposal and the Supporting Statement may be omitted from the 2003 Proxy Materials pursuant to Rules 14a-8(b), 14a-8(f), 14a-8(i)(2) and 14a-8(i)(6).

I respectfully request confirmation on behalf of the Company that the Commission will not recommend enforcement action if the Company omits the Proposal and the Supporting Statement from the 2003 Proxy Materials.

If the Staff has any questions or comments regarding this matter, or if additional information is required to support the Company's position, please contact the undersigned at (212) 708-2232. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Daniel J. Gallagher

Enclosures

Amanda Kahn-Kirby
268 Carl Street
San Francisco, CA 94117

November 27, 2002

Lee M. Smith
Vice President and Corporate Secretary
The MONY Group, Inc.
1740 Broadway
New York, NY 10019

Via fax no. 212/708-2012 and UPS Overnight Delivery

Dear Mr. Smith:

I am writing to submit the enclosed shareholder proposal for inclusion in The MONY Group's proxy statement to be circulated to Company shareholders in conjunction with the 2003 annual meeting. I submit this proposal pursuant to SEC Rule 14a-8.

I am a beneficial owner of 500 shares of the Company's common stock. I intend to hold these shares at least through the date of the Company's next annual meeting. I am enclosing a written statement from Robotti & Co. verifying that I have continuously held these shares for more than one year prior to this date of submission.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders. Please contact Mark Brooks at the address provided below if you have any questions concerning this shareholder proposal.

Thank you for your attention to this matter.

Sincerely,

Amanda Kahn-Kirby

cc: Mark Brooks
P.O. Box 68380
Nashville, TN 37206

615/227-4350 (phone)
615/227-4351 (fax)

Shareholder Proposal

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section 4.12:

"Section 4.12. Executive Compensation. No officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

Supporting Statement

This proposal would require that MONY Group may not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation." However, the Human Resources Committee of MONY Group's Board of Directors says that it wants to reserve the right to pay executives "compensation that is not fully deductible" in excess of these limits.

We think that $1 million is more than adequate annual compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under our proposal MONY Group would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. In the past, the Board has refused to disclose the specific performance goals it has adopted for its annual incentive and long-term performance plans, such as the schedule of earned values under the long-term plan.

This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements. Other major companies, including Citigroup and MetLife, have announced decisions to expense stock options in their financial statements. Unfortunately, MONY Group has made no such announcement.

We think it is reasonable to require MONY Group to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes. We urge shareholders to vote FOR this proposal.



Investment Securities

52 Vanderbilt
New York, NY
(212)
fax: (212)

November 26, 2002

To Whom It May Concern:

This is to verify that Robotti & Company, Inc. holds 500 shares of common stock of MONY Group, Inc. (MNY) for Amanda Kahn-Kirby, 268 Carl Street, San Francisco, CA 94117, in a joint account with Kimberly Kahn.

Ms. Kahn-Kirby has been the beneficial owner of these shares since January 26, 2001 and has continuously held these shares since that date.

Sincerely,

K. Chadwick

Karin Chadwick



MONY Life Insurance Company
1740 Broadway
New York, NY 10019
www.mony.com
212 708 2232
212 708 2278 Fax
dgallag1@mony.com

Daniel J. Gallagher
Senior Counsel-Corporate and Investment Affairs

VIA U.S. EXPRESS MAIL
Ms. Amanda Kahn-Kirby
268 Carl Street
San Francisco, CA 94117

December 5, 2002

Re: The MONY Group Inc. - Shareholder Proposal

Dear Ms. Kahn-Kirby:

On behalf of The MONY Group Inc. (the "Company"), you are advised that we received your letter dated November 27, 2002 containing a shareholder proposal submitted for inclusion in the Company's proxy statement to be distributed in connection with the Company's 2003 annual meeting. The purpose of this letter is to provide you with the notice referred to in Rule 14a-8(f) under the Securities Exchange Act of 1934.

In your letter, you identify yourself as a beneficial owner of 500 shares of the Company's common stock. Provided with your letter is a letter dated November 26, 2002 from a Karin Chadwick of Robotti & Company, Inc. that states, among other things, that Robotti & Company, Inc. holds 500 shares of common stock of MONY Group, Inc. for Amanda Kahn-Kirby in a joint account with Kimberly Kahn.

Pursuant to Rule 14a-8(b) of under the Securities Exchange Act of 1934, you are required to present the Company with proof of your ownership of voting securities of the Company. If you are the beneficial owner of the Company's common stock, Rule 14a-8(b)(2) requires you to deliver to the Company proof of your ownership in one of two ways: (1) by submitting to the Company a written statement of the "record" holder of the securities (usually a broker or a bank) verifying that, at the time you submitted your shareholder proposal, you continuously held the securities for at least one year or (2) if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 or amendments to those documents reflecting your ownership of the securities, by submitting certain documents specified in Rule 14a-8(b)(2)(ii). You are advised that neither you nor Robotti & Company, Inc. appear in the Company's records as a holder of the Company's common stock.

Pursuant to Rule 14a-8(f), a response furnishing the required proof of ownership must be postmarked or transmitted electronically no later than 14 days from the date of your receipt of this letter. Failure to submit such proof of ownership within this time period will entitle the Company to exclude your proposal from its 2003 proxy statement.

We note that there may be other aspects of your proposal that would allow us to exclude it from the Company's 2003 proxy statement in accordance with Rule 14a-8. We reserve the right to omit the proposal for any other reason permitted by Rule 14a-8.

Very truly yours,

Daniel J. Gallagher

Enclosure

cc: Mark Brooks
P.O. Box 68380
Nashville, TN 37206
(VIA U.S. Express Mail)

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

December 11, 2002

Daniel J. Gallagher
Senior Counsel – Corporate and Investment Affairs
The MONY Group
1740 Broadway
New York, NY 10019

Re: Shareholder Resolution of Amanda Kahn-Kirby

Dear Mr. Gallagher:

I am writing in response to your letter of December 5 to Amanda Kahn.

Please find attached a copy of a letter from Pershing Division of Donaldson, Lufkin & Jenrette Securities Corp. certifying that Ms. Kahn has been a beneficial owner of at least 500 shares of MONY Group stock since Jan. 31, 2001. These shares are held at DLJ Securities Corp., DTC # 443. I understand Pershing is sending the original of this communication directly to you.

I trust that this resolves the objection raised in your December 5 letter. However, if MONY Group has any other procedural objection to the shareholder resolution submitted by Ms. Kahn, it is imperative that you notify me immediately.

Thank you for your attention to this matter.

Sincerely,

Mark Brooks

Mark Brooks

cc: Amanda Kahn-Kirby

Mark.Brooks@isdn.net


Pershing
Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, New Jersey 07399 • (201) 413-2000

December 10, 2002

Mr. Daniel J. Gallagher
Mony Life Insurance Company
1740 Broadway
New York, NY 10019

RE: Proof of Beneficial Ownership of Mony Group Inc.

Mr. Gallagher:

This letter certifies that Amanda H. Kahn & Kimberly R. Kahn have been beneficial owners of at least 500 shares of Mony Group, Inc., cusip 615337-10-2, held at Donaldson, Lufkin & Jenrette Securities Corporation, DTC# 443, as of the settlement date of January 31, 2001.

If you have any questions regarding this certification, please call our proxy department at (201) 413-3080.

Authorized Signature:


SIGNATURE GUARANTEED
MEDALLION GUARANTEED
DONALDSON, LUFKIN & JENRETTE
SECURITIES CORPORATION
X0004432

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

December 30, 2002

RECEIVED
SEC MAIL PROCESSING SECTION
DEC 31 2002
WASH. D.C. 181

RECEIVED
2003 JAN -2 PM 12: 39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: The MONY Group, Inc., Shareholder Proposal

Ladies and Gentlemen:

I write on behalf of Shareholder Proponent Amanda Kahn-Kirby and in response to MONY Group's Dec. 26, 2002, request for a no-action letter in the above matter. The Company's procedural and substantive objections have no merit and should be rejected.

In particular, the letter supplied by the Proponent from Pershing clearly demonstrates her continuous ownership of a requisite number of MONY shares for more than one year prior to the date of submission. Moreover, MONY utterly failed to provide any notice of the procedural objection it now raises for the first time in its December 26 letter to staff, in violation of Rule 14a-8(f).

Now that MONY seems to raise an objection to the number of shares owned by Proponent, moreover, we have requested from the record owner an additional communication to remover any purported doubt about Proponent's eligibility to submit the resolution. We will submit that supplemental communication from Pershing immediately upon its receipt.

The Company's substantive objections, moreover, have no merit, in part because MONY has misrepresented the effect of the Shareholder Proposal by omitting a key passage of the resolution in its discussion. In any event, Proponent will be pleased to revise the proposal to make clear that it will apply only to future contracts, and therefore could not cause breach of any executive contract in effect at the time of the resolution's adoption by shareholders.

The Pershing letter shows continuous ownership of stock twenty months before submission of the proposal

Initially, MONY misrepresents the date of Kahn's ownership of the Company's shares, ***which is clearly stated in the Pershing letter to be since Jan. 31, 2001.*** Obviously, ownership

Mark.Brooks@isdn.net



has been continuous for nearly two years before the date of the submission. MONY's letter mistakenly states that the Pershing letter shows ownership only since Jan. 31, 2002.

Curiously, MONY correctly cites the ownership date at the beginning of its letter. We assume this entire MONY objection is an oversight. In any event, there can be no doubt that Kahn has owned these MONY shares continuously for more than one year prior to the date of submission of the resolution.

Proponent has established ownership in excess of $2,000 in MONY stock

The Dec. 10, 2002, certified letter from the record holder, appended to the Company's no-action request, establishes that proponent Amanda Kahn and Kimberly R. Kahn have been beneficial owners of $11,900 in market value of MONY stock since Jan. 31, 2001.[1] The Nov. 26, 2002 letter from Kahn's broker, Robotti & Co., confirms that Kahn has owned these shares jointly with Kimberly Kahn since January 2001.

MONY has never before complained about proof of Kahn's ownership of the requisite number of shares. In its Dec. 5, 2002 letter to Kahn, MONY objected merely that the Robotti letter was not from the "record" owner, and specifically requested "a written statement of the 'record' holder . . . verifying that at the time you submitted your shareholder proposal, you continuously held the securities for at least one year. . . ."

Kahn immediately delivered that statement to MONY through the December 10 letter from Pershing. This was delivered to MONY – both directly from Pershing and through Kahn's representative – easily within the fourteen-day period.

Moreover, in our December 11 letter to counsel for MONY, the Proponent specifically requested that "if MONY Group has any other procedural objection to the shareholder resolution, . . . it is imperative that you notify me immediately." MONY never replied to that letter.

In addition, the undersigned contacted Mr. Gallagher by telephone on December 16 specifically to request whether MONY had any other procedural objection to the resolution. Mr. Gallagher declined to give any other objection.

Now, in its December 26 letter to the SEC staff, MONY objects for the first time that the Pershing letter failed to establish "whether Proponent individually, as opposed to jointly with Kimberly R. Kahn, is the beneficial owner of the minimum amount of securities" required under 14a-8. It seems obvious that the Company hoped to withhold this purported objection until after it could attempt to claim that the 14-day period following its December 5 letter had expired.

[1] Share value estimated as of date of submission of resolution.

This manipulation of the shareholder proposal process is precisely what Rule 14a-8(f) seeks to avoid. The rule plainly states that a company may exclude a resolution on a procedural requirement only after it has notified the proponent in writing "of ***any*** procedural or eligibility deficiencies. . . ." The Rule makes clear that the company's objections must be specific: a company may exclude a proposal "only after it has notified [the proponent] of ***the problem,***" and this is defined to include any of the various "eligibility or procedural requirements explained in answers to Questions 1 through 4" of Rule 14a-8.[2]

In its December 5 letter, MONY only raised an objection concerning the "record ownership" requirement with respect to the Robotti letter. Kahn immediately addressed that objection through the Pershing letter, and MONY thereafter spurned our requests that the Company immediately notify us if it had any other procedural objection.

A supplemental communication from Pershing will obviate MONY's procedural objection

If MONY had previously raised its new objection, it would have been a simple matter to produce a verification from Pershing that Kahn owns a 50% undivided joint interest in these shares, or roughly $6,000 in market value. This fact seems obvious from the Robotti letter.

Nevertheless, now that MONY apparently raises this objection, we have requested that Pershing immediately forward an appropriate communication to the Company. We will forward a copy to MONY and to staff immediately upon receipt of that verification.

The staff has consistently followed this procedure, especially when the company's 14-day notice has been so clearly deficient. See, *e.g.*, Sysco Corp. (available 8/10/2001) (the company "failed to inform the proponent of what would constitute appropriate documentation under 14a-8(b) in [its] request for additional information from the proponent"); and General Motors Corp. (available 4/3/2001) (same).

The Company's substantive objections have no merit

MONY's claim that the proposed resolution would cause it to violate state law or would exceed its power to implement is misplaced for several reasons. First, MONY misrepresents the effect of the Shareholder Proposal by omitting a key passage of the resolution in its discussion. As a result, a "change in control" and the IRS regulation cited by the Company would not have the effect claimed by MONY, and the resolution therefore would cause no breach of contract.

In any event, as summarized below, the Proponent would be pleased to revise the resolution to make clear that it will apply only to future contractual obligations.

---

[2] 17 C.F.R. § 240.14a-8(f) (emphasis supplied).

The Company's 14a-8(i) objections are too speculative to support its no-action request

Both of the MONY's substantive objections are based upon the following series of speculative assumptions:

(a) the corporation might experience a "change in control;"

(b) such change in control might happen during the term of executive contracts that were in effect before the Shareholder Proposal was adopted;

(c) the corporation might thereafter terminate these executives without "cause," or they might resign for "good reason;"

(d) executives' stock options and performance bonuses might therefore immediately vest;

(e) all other annual compensation paid to executives in that unknown year might require the corporation to exceed the deductibility limits ordinarily prescribed by the Internal Revenue Code; and

(f) the corporation might have failed to secure shareholder approval for its executive compensation plans, an option which is clearly permitted by the Proposal to authorize excess compensation.

Each of these conditions would have to exist before MONY's argument would have any logic.

The Shareholder Proposal would not cause any breach of contract

More fundamentally, MONY's position misrepresents the effect of the proposed resolution by omitting a key passage, and then bootstraps an erroneous argument that the resolution would conflict with a particular IRS regulation.

In the passage omitted from MONY's discussion, our resolution makes clear that, "for purposes of the limit on executive compensation established by this Section, **the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code,"** so long as certain disclosures are made to shareholders. In other words, the Proposal specifically provides that it would not apply to compensation that qualifies as "performance-based" under the Code.

The IRS regulation cited by MONY, moreover, plainly states that "compensation does not fail to be qualified performance-based compensation merely because the plan allows the compensation to be payable upon . . . change of ownership or control. . . ."[3] Thus, the regulation

[3] 26 C.F.R. § 1.162-27(e)(2)(v).

defines any additional compensation sparked by a change in control to be "performance-based," whether or not such compensation would technically be deductible. As such, this hypothetical compensation would be excluded from the effect of the Shareholder Proposal by definition pursuant to the terms of the resolution.

In addition, under the resolution MONY has the option of securing prior shareholder approval for any compensation in excess of the IRS deductibility limits. In this event, there also could be no breach of contract caused by any change in control.

The Proponent offers to revise the Proposal to make clear it would apply only to future contractual obligations

In any event, the Proponent would be pleased to revise the Shareholder Proposal to make clear that it would apply only to any employment contracts adopted after the date the shareholders adopt the resolution. By copy of this letter, we submit to the Company the enclosed revised resolution making this clear.

The staff has routinely followed this procedure in the face of company claims that a shareholder proposal would require a violation of state law or that the company would lack the authority to implement it. See, *e.g.*, The Goldfield Corporation (available 3/28/2001); and Liz Claiborne, Inc. (available 3/18/2002).

Conclusion

For these reasons, we urge the staff to reject MONY Group's request for a no-action letter. Please let me know if you require additional information concerning our position in this matter.

Sincerely,

Mark Brooks

Mark Brooks

cc (w/enc): Daniel J. Gallagher, MONY Group, Inc.
Amanda Kahn-Kirby



Shareholder Proposal

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section 4.12:

"Section 4.12. Executive Compensation. No officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This amendment shall be applied so as not to cause violation of any contract in effect on the date of adoption of this resolution.

Supporting Statement

This proposal would require that MONY Group may not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation." However, the Human Resources Committee of our Board of Directors says that it wants to reserve the right to pay executives "compensation that is not fully deductible" in excess of these limits.

We think that $1 million is more than adequate compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under our proposal MONY Group would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. In the past, the Board has refused to disclose the specific performance goals it has adopted for its

annual incentive and long-term performance plans, such as the schedule of earned values under the long-term plan.

This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements. Other major companies, including Citigroup and MetLife, have announced decisions to expense stock options in their financial statements. Unfortunately, MONY Group has made no such announcement.

We think it is reasonable to require MONY Group to fully disclose to shareholders both the costs and terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes. We urge shareholders to vote FOR this proposal.


MONY
THE
MONY
GROUP

MONY Life Insurance Company
1740 Broadway
New York, NY 10019
www.mony.com
212 708 2232
212 708 2278 Fax
dgallag1@mony.com

Daniel J. Gallagher
Senior Counsel-Corporate and Investment Affairs

BY U.S. EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC 20549


RECEIVED
2003 JAN -9 PM 4:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 7, 2003

Re: Omission of Shareholder Proposal of Amanda Kahn-Kirby

Ladies and Gentlemen:

This letter is delivered in response to the letter of Mark Brooks dated December 30, 2002 and supplements the letter of The MONY Group Inc. (the "Company") to the Staff dated December 26, 2002 requesting no-action guidance regarding a shareholder proposal submitted by Proponent, Amanda Kahn-Kirby. A copy of Mr. Brooks' December 30, 2002 letter is attached as Exhibit A to this letter. Six additional copies of this letter and the attachments are also provided.

In our December 26, 2002 no-action request letter, we advised of the Company's intention to omit Proponent's proposal and supporting statement based, in part, upon Proponent's failure to adequately demonstrate her eligibility to submit a shareholder proposal as required by Rules 14a-8(b) and 14a-8(f). In particular, we asserted that the letter dated December 10, 2002 of Pershing (Division of Donaldson, Lufkin & Jenrette Securities Corporation) (the "Pershing Letter") delivered to us by Mr. Brooks in response to the Company's December 5, 2002 deficiency notice letter did not satisfy the Rule 14a-8(b)(2) requirement that Proponent deliver a written statement of the record holder verifying that, at the time of submission of a proposal, she had continuously held the securities for at least one year.

In his December 30, 2002 letter, Mr. Brooks asserts that "[i]nitially, MONY misrepresents the date of Kahn's ownership of the Company's shares, *which is clearly stated in the Pershing Letter to be since Jan. 31, 2001*" (emphasis provided by Mr. Brooks). The so-called "misrepresentation" that Mr. Brooks refers to was simply an inadvertent transcription error in the Company's no-action request letter in which we made reference to January 31, 2002 instead of January 31, 2001. However, this typographical oversight has no bearing on the Company's compelling arguments in favor of excluding Proponent's proposal. While Mr. Brooks may have other reasons to believe

his client, Amanda Kahn-Kirby, has held her shares of the Company's common stock continuously since January 31, 2001, the Pershing Letter certainly does not state (as Mr. Brooks boldly represents) that the Proponent has held her shares since such date. In this regard, the Pershing Letter speaks for itself when it states that "[t]his letter certifies that Amanda H. Kahn & Kimberly R. Kahn have been beneficial owners of at least 500 shares of MONY Group, Inc., cusip 815337-18-2, held at Donaldson, Lufkin & Jenrette Securities Corporation, DTC 443, ***as of the settlement date of January 31, 2001***" (emphasis provided). Since the Proponent's shareholder proposal was delivered via her November 27, 2002 letter to the Company, the information expressed in the Pershing Letter as to Proponent's holdings "as of January 31, 2001" provides no information as to the number of shares of the Company's common stock held by Proponent as of the time of submission of her proposal or as to the duration or continuity of such holdings. Consequently, the Pershing Letter, which was delivered to the Company in an attempt to comply with the Company's request for the requisite proof of Proponent's beneficial ownership of the Company's common stock, clearly fails to provide the verification of one year of continuous ownership required by Rule 14a-8(b)(2).

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8(b) is borne by the stockholder proponent. In this case, Proponent failed, following a timely and proper request made by the Company, to furnish in a timely fashion the requisite evidence of continuous beneficial ownership called for by Rule 14a-8(b)(2). In a belated effort to correct the deficiencies evident in the Pershing Letter, Mr. Brooks advises in his December 30, 2002 letter that he has "requested from the record owner an additional communication to remove any purported doubt about Proponent's eligibility to submit the resolution." This statement amounts to an admission by Mr. Brooks of the inadequacy of the Pershing Letter. However, such an "additional communication," even if it were delivered, could not remedy Proponent's and Mr. Brooks' failure to timely satisfy Proponent's Rule 14a-8(b)(2) obligation to provide the required proof of continuous ownership. As noted in our no-action request letter, Mr. Brooks and Ms. Kahn-Kirby received the Company's December 5, 2002 deficiency notice letter on December 6, 2002 and December 9, 2002, respectively. Copies of U.S. Postal Service notices confirming delivery to Mr. Brooks and Ms. Kahn-Kirby of the Company's deficiency notice letter are attached as Exhibits B and C, respectively, to this letter. Assuming that the later of the two delivery dates is the applicable one, Proponent's 14-day response period for delivering the required proof of ownership as determined in accordance with Rule 14a-8(f) expired on December 23, 2002. Consequently, delivery by Ms. Kahn-Kirby's record holder of any additional information after that date would occur following the mandated 14-day response period and, therefore, could not cure the defects in Proponent's and Mr. Brooks' prior submissions, including those evident in the Pershing Letter.

While we believe that the Company's intention to omit the Proponent's proposal is firmly grounded in the extensive support found in prior no-action letters, we note the similarity of the present facts to a recently released no-action letter. In International Business Machines Corporation (available December 26, 2002), the shareholder proposal was sent to IBM under cover of a letter dated August 25, 2002. Proponent's

representative subsequently delivered a letter dated September 24, 2002 from proponent's broker in timely response to IBM's request for proof of the proponent's beneficial ownership of IBM stock. As described in IBM's no-action request letter, the broker's letter stated, in pertinent part, that the proponent had owned her shares "for more than a year as of September 2002." The Company asserted that the failure of the broker's letter to provide a specific date in the month of September was fatal and that neither IBM nor the Staff should be made to speculate as to whether the shares had been held for the requisite one year period. The Staff's letter granting no-action relief to IBM states that the Staff would not recommend enforcement action if IBM omits the proposal from its proxy materials in reliance on Rules 14a-8(b) and 14a-8(f), noting that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that it continuously held IBM's securities for the one-year period required by Rule 14a-8(b). We believe that the proof of ownership deficiencies evident in the Pershing Letter are significantly greater than those reflected in the broker's letter referred to in this IBM no-action letter.

For the reasons set forth in our no-action request letter, as supplemented by this letter, it remains the Company's view that that the Proponent's proposal and supporting statement may be omitted from the Company's 2003 proxy materials pursuant to Rules 14a-8(b), 14a-8(f), 14a-8(i)(2) and 14a-8(i)(6).

I respectfully repeat our request for confirmation on behalf of the Company that the Commission will not recommend enforcement action if the Company omits the Proponent's proposal and supporting statement from the its 2003 proxy materials.

If the Staff has any questions or comments regarding this matter, or if additional information is required to support the Company's position, please contact the undersigned at (212) 708-2232. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Daniel J. Gallagher

Enclosures

cc: Mark Brooks, Esq.
521 Gallatin Road
P.O. Box 68380
Nashville, Tennessee 37206

Amanda Kahn-Kirby
268 Carl Street
San Francisco, CA 94117

EXHIBIT A

MARK BROOKS

ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

December 30, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: The MONY Group, Inc., Shareholder Proposal

Ladies and Gentlemen:

I write on behalf of Shareholder Proponent Amanda Kahn-Kirby and in response to MONY Group's Dec. 26, 2002, request for a no-action letter in the above matter. The Company's procedural and substantive objections have no merit and should be rejected.

In particular, the letter supplied by the Proponent from Pershing clearly demonstrates her continuous ownership of a requisite number of MONY shares for more than one year prior to the date of submission. Moreover, MONY utterly failed to provide any notice of the procedural objection it now raises for the first time in its December 26 letter to staff, in violation of Rule 14a-8(f).

Now that MONY seems to raise an objection to the number of shares owned by Proponent, moreover, we have requested from the record owner an additional communication to remove any purported doubt about Proponent's eligibility to submit the resolution. We will submit that supplemental communication from Pershing immediately upon its receipt.

The Company's substantive objections, moreover, have no merit, in part because MONY has misrepresented the effect of the Shareholder Proposal by omitting a key passage of the resolution in its discussion. In any event, Proponent will be pleased to revise the proposal to make clear that it will apply only to future contracts, and therefore could not cause breach of any executive contract in effect at the time of the resolution's adoption by shareholders.

The Pershing letter shows continuous ownership of stock twenty months before submission of the proposal

Initially, MONY misrepresents the date of Kahn's ownership of the Company's shares, ***which is clearly stated in the Pershing letter to be since Jan. 31, 2001.*** Obviously, ownership

Mark.Brooks@isdn.net


11

has been continuous for nearly two years before the date of the submission. MONY's letter mistakenly states that the Pershing letter shows ownership only since Jan. 31, 2002.

Curiously, MONY correctly cites the ownership date at the beginning of its letter. We assume this entire MONY objection is an oversight. In any event, there can be no doubt that Kahn has owned these MONY shares continuously for more than one year prior to the date of submission of the resolution.

Proponent has established ownership in excess of $2,000 in MONY stock

The Dec. 10, 2002, certified letter from the record holder, appended to the Company's no-action request, establishes that proponent Amanda Kahn and Kimberly R. Kahn have been beneficial owners of $11,900 in market value of MONY stock since Jan. 31, 2001.[1] The Nov. 26, 2002 letter from Kahn's broker, Robotti & Co., confirms that Kahn has owned these shares jointly with Kimberly Kahn since January 2001.

MONY has never before complained about proof of Kahn's ownership of the requisite number of shares. In its Dec. 5, 2002 letter to Kahn, MONY objected merely that the Robotti letter was not from the "record" owner, and specifically requested "a written statement of the 'record' holder . . . verifying that at the time you submitted your shareholder proposal, you continuously held the securities for at least one year. . . ."

Kahn immediately delivered that statement to MONY through the December 10 letter from Pershing. This was delivered to MONY – both directly from Pershing and through Kahn's representative – easily within the fourteen-day period.

Moreover, in our December 11 letter to counsel for MONY, the Proponent specifically requested that "if MONY Group has any other procedural objection to the shareholder resolution, . . . it is imperative that you notify me immediately." MONY never replied to that letter.

In addition, the undersigned contacted Mr. Gallagher by telephone on December 16 specifically to request whether MONY had any other procedural objection to the resolution. Mr. Gallagher declined to give any other objection.

Now, in its December 26 letter to the SEC staff, MONY objects for the first time that the Pershing letter failed to establish "whether Proponent individually, as opposed to jointly with Kimberly R. Kahn, is the beneficial owner of the minimum amount of securities" required under 14a-8. It seems obvious that the Company hoped to withhold this purported objection until after it could attempt to claim that the 14-day period following its December 5 letter had expired.

[1] Share value estimated as of date of submission of resolution.

This manipulation of the shareholder proposal process is precisely what Rule 14a-8(f) seeks to avoid. The rule plainly states that a company may exclude a resolution on a procedural requirement only after it has notified the proponent in writing "of ***any*** procedural or eligibility deficiencies. . . ." The Rule makes clear that the company's objections must be specific: a company may exclude a proposal "only after it has notified [the proponent] of ***the problem***," and this is defined to include any of the various "eligibility or procedural requirements explained in answers to Questions 1 through 4" of Rule 14a-8.[2]

In its December 5 letter, MONY only raised an objection concerning the "record ownership" requirement with respect to the Robotti letter. Kahn immediately addressed that objection through the Pershing letter, and MONY thereafter spurned our requests that the Company immediately notify us if it had any other procedural objection.

A supplemental communication from Pershing will obviate MONY's procedural objection

If MONY had previously raised its new objection, it would have been a simple matter to produce a verification from Pershing that Kahn owns a 50% undivided joint interest in these shares, or roughly $6,000 in market value. This fact seems obvious from the Robotti letter.

Nevertheless, now that MONY apparently raises this objection, we have requested that Pershing immediately forward an appropriate communication to the Company. We will forward a copy to MONY and to staff immediately upon receipt of that verification.

The staff has consistently followed this procedure, especially when the company's 14-day notice has been so clearly deficient. See, *e.g.*, Sysco Corp. (available 8/10/2001) (the company "failed to inform the proponent of what would constitute appropriate documentation under 14a-8(b) in [its] request for additional information from the proponent"); and General Motors Corp. (available 4/3/2001) (same).

The Company's substantive objections have no merit

MONY's claim that the proposed resolution would cause it to violate state law or would exceed its power to implement is misplaced for several reasons. First, MONY misrepresents the effect of the Shareholder Proposal by omitting a key passage of the resolution in its discussion. As a result, a "change in control" and the IRS regulation cited by the Company would not have the effect claimed by MONY, and the resolution therefore would cause no breach of contract.

In any event, as summarized below, the Proponent would be pleased to revise the resolution to make clear that it will apply only to future contractual obligations.

[2] 17 C.F.R. § 240.14a-8(f) (emphasis supplied).

The Company's 14a-8(i) objections are too speculative to support its no-action request

Both of the MONY's substantive objections are based upon the following series of speculative assumptions:

(a) the corporation might experience a "change in control;"

(b) such change in control might happen during the term of executive contracts that were in effect before the Shareholder Proposal was adopted;

(c) the corporation might thereafter terminate these executives without "cause," or they might resign for "good reason;"

(d) executives' stock options and performance bonuses might therefore immediately vest;

(e) all other annual compensation paid to executives in that unknown year might require the corporation to exceed the deductibility limits ordinarily prescribed by the Internal Revenue Code; and

(f) the corporation might have failed to secure shareholder approval for its executive compensation plans, an option which is clearly permitted by the Proposal to authorize excess compensation.

Each of these conditions would have to exist before MONY's argument would have any logic.

The Shareholder Proposal would not cause any breach of contract

More fundamentally, MONY's position misrepresents the effect of the proposed resolution by omitting a key passage, and then bootstraps an erroneous argument that the resolution would conflict with a particular IRS regulation.

In the passage omitted from MONY's discussion, our resolution makes clear that, "for purposes of the limit on executive compensation established by this Section, **the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code,"** so long as certain disclosures are made to shareholders. In other words, the Proposal specifically provides that it would not apply to compensation that qualifies as "performance-based" under the Code.

The IRS regulation cited by MONY, moreover, plainly states that "compensation does not fail to be qualified performance-based compensation merely because the plan allows the compensation to be payable upon . . . change of ownership or control. . . ."[3] Thus, the regulation

[3] 26 C.F.R. § 1.162-27(e)(2)(v).

defines any additional compensation sparked by a change in control to be "performance-based," whether or not such compensation would technically be deductible. As such, this hypothetical compensation would be excluded from the effect of the Shareholder Proposal by definition pursuant to the terms of the resolution.

In addition, under the resolution MONY has the option of securing prior shareholder approval for any compensation in excess of the IRS deductibility limits. In this event, there also could be no breach of contract caused by any change in control.

The Proponent offers to revise the Proposal to make clear it would apply only to future contractual obligations

In any event, the Proponent would be pleased to revise the Shareholder Proposal to make clear that it would apply only to any employment contracts adopted after the date the shareholders adopt the resolution. By copy of this letter, we submit to the Company the enclosed revised resolution making this clear.

The staff has routinely followed this procedure in the face of company claims that a shareholder proposal would require a violation of state law or that the company would lack the authority to implement it. See, *e.g.*, The Goldfield Corporation (available 3/28/2001); and Liz Claiborne, Inc. (available 3/18/2002).

Conclusion

For these reasons, we urge the staff to reject MONY Group's request for a no-action letter. Please let me know if you require additional information concerning our position in this matter.

Sincerely,

Mark Brooks

Mark Brooks

cc (w/enc): Daniel J. Gallagher, MONY Group, Inc.
Amanda Kahn-Kirby

Shareholder Proposal

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section 4.12:

"Section 4.12. Executive Compensation. No officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This amendment shall be applied so as not to cause violation of any contract in effect on the date of adoption of this resolution.

Supporting Statement

This proposal would require that MONY Group may not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation." However, the Human Resources Committee of our Board of Directors says that it wants to reserve the right to pay executives "compensation that is not fully deductible" in excess of these limits.

We think that $1 million is more than adequate compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under our proposal MONY Group would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. In the past, the Board has refused to disclose the specific performance goals it has adopted for its

annual incentive and long-term performance plans, such as the schedule of earned values under the long-term plan.

This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements. Other major companies, including Citigroup and MetLife, have announced decisions to expense stock options in their financial statements. Unfortunately, MONY Group has made no such announcement.

We think it is reasonable to require MONY Group to fully disclose to shareholders both the costs and terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes. We urge shareholders to vote FOR this proposal.

EXHIBIT B


UNITED STATES
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Date: 12/09/2002

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Daniel J. Gallagher, Esq.
Senior Counsel - Mail Drop 7-22
MONY Life Insurance Company
1740 Broadway
New York, NY 10019

TO: (PLEASE PRINT) PHONE ( )

Mr. Mark Brooks
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Nashville, TN 37206

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Label 11-B July 1997

12/24/02
1:17 pm

EXHIBIT C


UNITED STATES
POSTAL SERVICE

Date: 12/11/2002

Fax Transmission To: MARRY MCKINNEY
Fax Number: 212-708-2278

Dear MARRY MCKINNEY:

The following is in response to your 12/11/2002 request for delivery information on your Express Mail item number EK051268670US. The delivery record shows that this item was delivered on 12/09/2002 at 11:52 AM in SAN FRANCISCO, CA 94117 to A KAHN-KIRBY. The scanned image of the recipient information is provided below.

Signature of Recipient: Delivery Section

AMANDA KAHN-KIRBY

Thank you for selecting the Postal Service for your mailing needs. If you require additional assistance, please contact your local Post Office or postal representative.

Sincerely,

United States Postal Service

EXPRESS MAIL
UNITED STATES POSTAL SERVICE™

POST OFFICE TO ADDRESSEE

EK051268670US

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No Delivery ☐ Weekend ☐ Holiday	Acceptance Clerk Initials	Total Postage & Fees $	

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☐ **WAIVER OF SIGNATURE** (Domestic Only) **Additional merchandise insurance is void if waiver of signature is requested.** I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☐ Weekend ☐ Holiday ______ Customer Signature

FROM: (PLEASE PRINT) PHONE (212) 708-2232

Daniel J. Gallagher, Esq.
Senior Counsel - Mail Drop 7-22
MONY Life Insurance Company
1740 Broadway
New York, NY 10019

TO: (PLEASE PRINT) PHONE ( )

Ms. Amanda Kahn-Kirby
268 Carl Street
San Francisco, CA 94117

PRESS HARD.
You are making 3 copies.

FOR PICKUP OR TRACKING CALL 1-800-222-1811 **www.usps.gov** EMS

Label 11-B July 1997

12/7/02
3 pm

12/09
11 52 am

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

January 9, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: The MONY Group, Inc., Shareholder Proposal

Ladies and Gentlemen:

I write on behalf of shareholder proponent Amanda Kahn-Kirby in further response to MONY Group's request for a no-action letter in the above matter.

As summarized below, we initially address the procedural arguments first raised by MONY in its December 26, 2002 letter. We will then address the Company's latest argument, raised for the first time in its most recent letter of January 7, 2003.

I also enclose for your attention copies of the following additional documents:

(a) a certified letter from Pershing Division of DLJ, the record owner, reiterating that Kahn and her sister, Kimberly Kahn, have owned 500 shares of MONY stock in a joint account as tenants in common, continuously since January 31, 2001;

(b) a letter from Robotti & Co. confirming that Amanda and Kimberly Kahn own these shares at tenants in common, with each owning a 50% interest upon the death of either of them; and

(c) a certified letter from Kimberly Kahn establishing that she joins in the shareholder resolution submitted by Amanda Kahn to MONY Group.

We have submitted the original of these documents to MONY.

MONY's position ignores basic property law

In its letter of December 26, MONY asserted for the first time that the original Pershing letter – which we submitted to the Company on December 11, 2002 – failed to establish

Mark.Brooks@isdn.net



"whether Proponent individually, as opposed to jointly with Kimberly R. Kahn, is the beneficial owner of the minimum amount of securities" required by Rule 14a-8. This argument ignores basic fundamentals of property law. As demonstrated below, the Pershing letter clearly establishes that Amanda Kahn has beneficially owned nearly $12,000 in market value of MONY shares since January 31, 2001.

At common law, there is a compelling presumption that property owned jointly by two or more persons is held as a tenancy in common. In re Bonanni, 673 N.Y.S.2d 269 (App. Div. 1998). See also 24 N.Y. Jur. 2d, *Cotenancy and Partition* § 3 (text at notes 19 & 20). Absent a showing to the contrary, the law also presumes that tenants in common hold the property in equal shares. Clarke v. Clarke, 427 N.Y.S.2d 871, 872 (App. Div. 1980); Belfanc v. Belfanc, 300 N.Y.S. 319, 322 (App. Div. 1937).

In New York, the legislature has strengthened this presumption to provide that "a disposition of property to two or more persons creates in them a tenancy in common, unless expressly declared to be a joint tenancy." N.Y. Est. Powers & Trusts Law § 6-2.2(a)

More fundamentally, it is black letter law – in New York and elsewhere – that "in a tenancy-in-common, *each cotenant has an equal right to possess and enjoy all or any portion of the property as if the sole owner.*" Myers v. Bartholomew, 697 N.E.2d 160, 161 (N.Y. Ct. App. 1998) (emphasis supplied).

This common law rule clearly extends to the ownership of securities, including interests such as voting rights and consents. The New York courts have held, for example, that a co-tenant owner of securities "not only may . . . 'enjoy' the property in all of its parts together with his co-tenant, . . . but may exercise the rights of ownership where consents and voting are concerned." Ebner v. 91st Street Tenants Corp., 481 N.Y.S.2d 198, 200 (N.Y. Sup. Ct. 1984) (citations omitted). In Ebner, the court ruled that stockholders owning shares as tenants in common had the authority to grant voting consents to other shareholders, without the approval of their co-tenants.

The business corporation statutes in both New York and Delaware with respect to the voting of securities reinforce this rule. The New York statute provides:

> If shares are registered on the record of the shareholders of a corporation in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, . . . unless the secretary of the corporation is given written notice to the contrary . . . their acts with respect to voting shall have the following effect:
>
> (1) *If only one votes, the vote shall be accepted by the corporation as the vote of all. . . .*

N.Y. Bus. Corp. Law § 612(h) (emphasis supplied). The Delaware statute is virtually identical. Del. Code Ann., title 8 § 217(b).

The original Pershing letter establishes that Amanda Kahn owns 500 MONY shares in a tenancy in common with Kimberly Kahn

In this matter, MONY received unequivocal notice from Pershing on December 10 – immediately following MONY's Rule 14a-8(f) letter – that Amanda and Kimberly Kahn "have been beneficial owners of at least 500 shares of MONY Group, Inc." since January 31, 2001. The law presumes that Amanda Kahn owns theses shares as a tenancy in common.

Since the shares are held as a tenancy in common, moreover, Amanda has every legal right to assert her ownership over all 500 shares – which have a market value of $12,000 – for purposes of submitting a shareholder resolution or otherwise. In a tenancy-in-common, "each cotenant has an equal right to possess and enjoy all or any portion of the property as if the sole owner." Myers, *supra*. MONY therefore has no basis to complain about the adequacy of the original Pershing letter.

The supplemental material obviates MONY's objection

In any event, the enclosed supplemental letter from Pershing makes clear that Amanda Kahn has owned these shares continuously as a tenant in common. For the record, moreover, the additional letter from Robotti & Co. establishes that Amanda or Kimberly Kahn would have a 50% interest in these shares upon the death of either of them. Thus, even if MONY were to consider only this 50% interest, Amanda Kahn nevertheless holds MONY securities with a market value of $6,000 – easily in excess of the $2,000 minimum required by Rule 14a-8.

Furthermore, MONY makes no claim that it has received any contrary instruction from the other joint owner concerning this shareholder resolution. As far as MONY's interests are concerned, the submission by Amanda Kahn "shall be accepted by the corporation as the vote of all." N.Y. Bus. Corp. Law § 612(h).

Finally, Kimberly Kahn makes clear by the enclosed affidavit that she joins her co-tenant Amanda in submitting this proposal.

MONY raises a new argument in its January 7, 2003 letter that should be rejected

In its most recent letter, MONY again raises for the first time a new objection to the Pershing letter. Although it is not even clear from the Company's latest letter, MONY apparently contends that the Pershing letter fails to establish that Amanda Kahn has held MONY shares continuously for more than a year prior to submission of the resolution. As summarized below, this argument is completely without merit.

Initially, it must be noted that MONY's December 26 letter raised – for the first time – two entirely different objections to the Pershing letter. First, MONY inaccurately claimed that the Pershing letter demonstrated ownership only "as of January 31, 2002." This was inadequate, the Company argued, because that would be "*a date nearly 10 months prior to the date of the Proposal.*" (Emphasis supplied.)

It is disingenuous for the Company now to contend that its argument based on the alleged ownership date was the result of "an inadvertent transcription error." If this were the case, MONY's claim that the Pershing letter established ownership for only ten months prior to submission would make no sense. As we have previously noted, the original Pershing letter establishes without any doubt that Amanda Kahn has owned these shares continuously since January 31, 2001 – a date nearly *20 months* before submission.

The second objection raised in MONY's December letter was that Pershing had failed to establish "whether Proponent individually, as opposed to jointly with Kimberly R. Kahn, is the beneficial owner of the minimum amount of securities" required by Rule 14a-8. As summarized above, however, the original Pershing letter clearly establishes that Amanda Kahn has been a beneficial owner of $12,000 in MONY stock. The fact that she owns these shares jointly with her sister is irrelevant.

<u>MONY's latest argument lacks merit</u>

Since these arguments are so clearly unavailing, MONY now raises yet another objection, this time asserting that the Pershing letter fails to establish the "duration or continuity" of Kahn's ownership of these securities. In our view, MONY is injecting this series of meritless technicalities in an unwarranted attempt to prevent its shareholders from considering an important issue concerning executive compensation.

The original Pershing letter plainly establishes that Amanda Kahn and Kimberly Kahn "have been beneficial owners" of at least 500 shares of MONY securities, held at Donaldson, Lufkin & Jenrette "as of the settlement date of January 31, 2001." If the Kahns "have been" owners of securities that are "held" at DLJ as of the original settlement date of January 31, 2001, it is patently obvious that Amanda Kahn has continuously held these 500 shares for more than a year prior to the date she submitted her resolution in November.

The IBM no-action letter cited by MONY could not be more distinguishable. In that matter, the proponent failed to establish any specific date that he first acquired the securities. Furthermore, the letter from the broker was submitted an entire month after submission of the resolution. At best, that letter could only establish that the proponent had owned the shares for one year *as of the date of the broker's letter.* Thus, it was literally impossible to determine whether the proponent had owned the securities for at least a year as of the date one month earlier that he had submitted the proposal.

In this case, the Pershing letter establishes beyond doubt that the proponent has continuously owned the requisite number of securities since January 31, 2001. It is a simple matter to consult a calendar to determine that she had owned these shares for more than one year as of the date she submitted the resolution in November 2002.

Finally, even if there were any doubt about this fact, the attached supplemental letter from Pershing obviates all of MONY's belated arguments about the amount, continuity, and duration of Kahn's ownership of these shares.

We offer this supplemental material not because the initial Pershing letter is deficient, but simply to address arguments now raised by MONY for the first time – whether those arguments have merit or not. If the Company had raised these objections earlier, as required by Rule 14a-8(f), this would have been unnecessary. See generally Sysco Corp. (available 8/10/2001); and General Motors Corp. (available 4/3/2001).

Conclusion

For these reasons and the reasons stated in our letter of December 30, we urge the staff to reject MONY's request for a no-action response. Please let me know if you require additional information concerning our position in this matter.

Sincerely,

Mark Brooks

Mark Brooks

cc (w/enc): Daniel J. Gallagher, MONY Group, Inc.
Amanda Kahn-Kirby

Pershing

Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, New Jersey 07399 • (201) 413-2000

January 8, 2003

Mr. Daniel J. Gallagher
Mony Life Insurance Company
1740 Broadway
New York, NY 10019

RE: Proof of Beneficial Ownership of Mony Group Inc.

Mr. Gallagher:

This letter certifies that **Amanda H. Kahn & Kimberly R. Kahn, Joint Tenants in Common** have been beneficial owners of at least **500** shares of Mony Group, Inc., cusip 615337-10-2, held at Donaldson, Lufkin & Jenrette Securities Corporation, DTC# 443, continuously since the settlement date of January 31, 2001.

If you have any questions regarding this certification, please call our proxy department at (201) 413-3090.

Authorized Signature:

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
DONALDSON, LUFKIN & JENRETTE
SECURITIES CORPORATION

(REORG) AUTHORIZED SIGNATURE
X0004432



Investment Securities

52 Vanderbilt Avenue
New York, NY 10017-3808
(212) 986-4800
fax: (212) 986-0816

January 9, 2003

Mr. Daniel J. Gallagher
Mony Life Insurance Company
1740 Broadway
New York, NY 10019

Dear Mr. Gallagher:

This letter certifies that Amanda H. Kahn and Kimberly R. Kahn have been beneficial owners of at least 500 shares of MONY Group Inc., cusip 615337-10-2, held at Donaldson, Lufkin, & Jenrette Securities Corporation, DTC #443, as of the settlement date of January 31, 2001. Amanda H. Kahn and Kimberly R. Kahn hold these shares in a joint account, as tenants in common, with each of them (or her estate) owning a 50% interest in the account upon the death of either or both of them. Amanda H. Kahn and Kimberly R. Kahn have held these shares continuously since the settlement date of January 31, 2001.

I am attaching a copy of the Joint Account Agreement executed by Amanda H. Kahn and Kimberly R. Kahn at the time they established their joint account at Robotti & Company.

Sincerely,

Robert E. Robotti

JOINT ACCOUNT AGREEMENT

Gentlemen:

In consideration of your carrying a joint account for the undersigned, the undersigned jointly and severally agree that each of them shall have authority on behalf of the joint account to buy, sell (including short sales) and otherwise deal in, through you as brokers, stocks, bonds and other securities and commodities, on margin or otherwise; to receive on behalf of the joint account demands, notices, confirmations, reports, statements of account and communications of every kind; to receive on behalf of the joint account money, securities and property of every kind and to dispose of same; to make on behalf of the joint account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the joint account as fully and completely as if he alone were interested in said account, all without notice to the other or others interested in said account. You are authorized to follow the instructions of any of the undersigned in every respect concerning the said joint account with you and to make deliveries to any of the undersigned, or upon his instructions, of any or all securities in the said joint account, and to make payments to any of the undersigned, or upon his order, of any or all monies at any time or from time to time in the said joint account as he may order and direct, even if such deliveries and/or payments shall be made to him personally, and not for the joint account of the undersigned. In the event of any such deliveries of securities or payments of monies to any of the undersigned as aforesaid, you shall be under no duty or obligation to inquire into the purpose or propriety of any such demand for delivery of securities or payment of monies, and you shall not be bound to see to the application or disposition of the said securities and/or monies so delivered or paid to any of the undersigned or upon his order. The authority hereby conferred shall remain in force until written notice of the revocation addressed to you is delivered at your main office.

The liability of the undersigned with respect to said account shall be joint and several. The undersigned further agrees jointly and severally that all property you may at any time be holding or carrying for any one or more of the undersigned shall be subject to a lien in your favor for the discharge of the obligations of the joint account to you, such lien to be in addition to and not in substitution of the rights and remedies you otherwise would have.

It is further agreed that in the event of the death of either or any of the undersigned, the survivor or survivors shall immediately give you written notice thereof, and you may, before or after receiving such notice, take such proceeding, require such papers and inheritance or estate tax waivers, retain such portion of and/or restrict transactions in the account as you may deem advisable to protect you against any tax, liability, penalty or loss under any present or future laws or otherwise. The estate of any of the undersigned who shall have died shall be liable and each survivor shall continue liable jointly and severally, to you for any net debit balance or loss in said account in any way resulting from the completion of transactions initiated prior to the receipt by you of the written notice of the death of the decedent or incurred in the liquidation of the account or the adjustment of the interests of the respective parties.

~~*(a) It is the express intention of the undersigned to create an estate or account as joint tenants with rights of survivorship and not as tenants in common. In the event of the death of either of the undersigned, the entire interest in the joint account shall be vested in the survivor or survivors on the same terms and conditions as theretofore held, without in any manner releasing the decedent's estate from the liability provided for in the next preceding paragraph.~~

*(b) In the event of the death of either or any of the undersigned the interests in the account as of the close of business on the date of the death of the decedent (or on the next following business day if the date of death is not a business day), shall be as follows:

AMANDA HEATHER KAHN .... or his or her estate .... 50% %
Name of Participant

KIMBERLY ROBIN KAHN .... or his or her estate .... 50% %
Name of Participant

.... or his or her estate .... %
Name of Participant

or his or her estate .... %

~~but any taxes, costs, expenses or other charges~~ becoming a lien against or being ~~payable out of the~~ account as the result of the death of the decedent, or through the exercise by his or her estate or representatives of any rights in the account shall, so far as possible, be deducted from the interest of the estate of such decedent. This provision shall not release the decedent's estate from the liability provided for in the paragraph next preceding "(a)" above.

The undersigned request you to open the joint account under the following designation:

AMANDA HEATHER KAHN AND KIMBERLY ROBIN KAHN, TENANTS-IN-COMMON

Subject to the provisions hereof, all notices or communications for the undersigned in respect of the joint account are to be directed to

Name AMANDA HEATHER KAHN AND KIMBERLY ROBIN KAHN, TENANTS-IN COMMON

Address 49 OVERHILL ROAD

City FOREST HILLS Zone (if any) .... State N.Y. 11375

Each of the undersigned has signed the Customer's Agreement and Consent to Loan of Securities which are intended to cover, in addition to the provisions hereof, the terms upon which the joint account is to be carried.

Dated, 12/18/97 Very truly yours,

NEW YORK, N.Y.
(City) (State)

X [signature]

X Kimberly Kahn (Kimberly Robin Kahn)

*Strike out paragraph (a) or (b) whichever is inapplicable, and if paragraph (b) is retained, fill in the names and percentage amounts of the interests of the respective parties.

State of New York
County of Kings

Kimberly R. Kahn
206 Eighth Avenue
Apartment 3
Brooklyn, NY 11215

December 31, 2002

Lee M. Smith
Vice President and Corporate Secretary
The MONY Group, Inc.
1740 Broadway
New York, NY 10019

Re: Shareholder Proposal of Amanda Kahn-Kirby at MONY Group, Inc.

Dear Mr. Smith:

This is to advise that I join in the shareholder proposal submitted by my sister, Amanda Kahn-Kirby, to The MONY Group, Inc. on November 27, 2002.

Please advise me if you have any questions concerning this matter.

Sincerely,

Kimberly R. Kahn

Kimberly R. Kahn

Sworn to before me
this 31st day of December, 2002

JOSEPH BERMAN
Notary Public, State of New York
No. 24-0265320
Qualified in Kings County
Commission Expires July 31, 2005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The MONY Group Inc.
Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Alex Shukhman
Attorney-Advisor